

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2015

Via E-mail
Mr. George H. Cave, Esq.
General Counsel
ON Semiconductor Corporation
5005 E. McDowell Road
Phoenix, Arizona 85008

> **Re:** **Fairchild Semiconductor International, Inc.**
> **Tender Offer Statement on Schedule TO-T**
> **Filed December 4, 2015 by ON Semiconductor Corporation**
> **File No. 005-57505**

Dear Mr. Cave:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Can the Offer be extended and under what circumstances?, page 3

1.   We note the last sentence of this paragraph. The tender offer may not be extended following 9:00 a.m., Eastern time, on the next business day after the scheduled expiration date. See Rule 14e-1(d) of Regulation 14E. Please revise.

Explanatory Note, page 25

2.   We note the following statements:

- "The Merger Agreement … is not intended to provide any financial or other factual information about Fairchild, Purchaser or Parent."

- "the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of that agreement and as of specific dates, (2) were solely for the benefit of the parties to the Merger Agreement…."

Please revise these statements to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Termination, page 41

3.   We note the last bullet point on page 42, which appears to state that the offeror may terminate the merger agreement if it is unable to obtain sufficient financing by the outside date. This appears to operate as a financing condition, and indicates that financing is not assured, despite the existence of a commitment letter. If so, please revise the disclosure to clarify this point, furnish the information required by Item 10 of Schedule TO, and specify that at least 5 business days will remain in the offer after the offeror announces that financing has become assured. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Exhibit (a)(1)(F)

4.   Here and elsewhere in the offering materials, disclosure states that the applicable document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Disclosure made in connection with a tender offer is not entitled to the safe harbor provisions of the Private Securities Litigation Reform Act. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the PSLRA in disclosure made in connection with the tender offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Lauren C. Bellerjeau, Esq.
Morrison & Foerster LLP